Parnell Pharmaceuticals Holdings Ltd

Unit 4, Century Estate
476 Gardeners Road
Alexandria 2015 NSW
Australia

June 16, 2014
Via UPS and Email

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3720

Division of Corporation Finance

Washington, DC 20549-2000

Attention:	Larry Spirgel

Assistant Director

Re:	Parnell Pharmaceuticals Holdings Ltd

Amendment No. 4 to Registration Statement on Form F-1

Filed June 13, 2014

File No. 333-196065

Dear Mr. Spirgel:

This letter is submitted on behalf of Parnell Pharmaceutical Holdings Pty Ltd (“Parnell” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated June 16, 2014 (the “Comment Letter”).

Concurrently with this letter, the Company is publicly filing with the Commission Amendment No. 5 to the Registration Statement (“Amendment No. 5”). A marked copy of Amendment No. 5 indicating changes from Amendment No.4 to the Registration Statement is enclosed. This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company's response. Page references in this letter are to page numbers in Amendment No. 5.

1.       We note from your response to comment 4 in our letter dated June 12, 2014 that your corporate conversion from a proprietary company limited by shares to that of a public company limited by shares was effected on June 6, 2014. Please revise your disclosure throughout the prospectus to reflect that your corporate conversion is effective and to provide the date of effectiveness.

U.S. Securities and Exchange Commission

June 16, 2014

Page Two

Response: The Company acknowledges the Staff’s comment and has revised its disclosure throughout the prospectus to reflect that the corporate conversion became effective on June 6, 2014.

2.       We note the statement in your response to comment 1 in our letter dated June 12, 2014 that you believe that one of your distributors in Dubai previously resold your hormone products to veterinarians and farmers in Iran. Your disclosure states that your distributors may sell your products to countries including Iran. Please revise your disclosure to reflect your belief that one of your distributors has resold your products in Iran.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 33 of Amendment No. 5 to reflect the Company’s belief that one of its distributors has resold the Company’s hormone products to veterinarians and farmers in Iran. The Company does not know what percentage of this distributor’s purchases from the Company may have been resold to veterinarians and farmers in Iran. The Company does not have any long-term written agreement with this distributor. The Company believes this distributor represents an immaterial percentage of the Company’s annual revenue and with the continuing expansion of the Company’s sales in other regions such as the United States, the Company expects such percentage to decline even further in the future.

3.        Please have counsel revise its opinion to address all of the shares being offered, including the 540,000 shares that may be offered pursuant to the underwriters’ over-allotment option.

Response: The Company acknowledges the Staff’s comment and has filed a revised opinion as Exhibit 5.1 reflecting all of the shares being offered, including the 540,000 shares that may be offered pursuant to the underwriters’ over-allotment option.

U.S. Securities and Exchange Commission

June 16, 2014

Page Three

The Company appreciate the Staff's attention to the review of the registration statement. Please do not hesitate to contact me at: (913) 312-0791 if you have any questions regarding this letter or Amendment No. 5.

Sincerely, Parnell Pharmaceuticals Holdings Ltd /s/ Robert T. Joseph Robert T. Joseph President and Chief Executive Officer

cc:	Via E-mail Andrew Gilbert, Esq., DLA Piper LLP (US) David Schwartz, Esq., DLA Piper LLP (US) Donald Murray, Esq., Covington & Burling, LLP